January 18, 2012

Stephen Krikorian
Accounting Branch Chief
US Securities and Exchange Commission
Washington, DC 20549

Re: Titan Trading Analytics Inc. (“the Company”)
Form 20-F for the fiscal year ended October 31, 2010
Filed April 29, 2011
File No. 000-25289

Dear Mr. Krikorian:

In response to your letter dated January 11, 2012, we have amended the Form 20-F filing for the year ended October 31, 2010 to include the Audit Report for the year ended October 31,
2009.

In addition, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any other questions or requests.

Yours very truly,

TITAN TRADING ANALYTICS INC.
John Coulter Chief Executive Officer

HEAD OFFICE #120, 4445 CALGARY TRAIL EDMONTON, A8 T6H 5R7 PHONE 780.438.1239 FAX 780.438.1249